UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of:  November 2004

VICEROY EXPLORATION LTD.
(Name of Registrant)

Suite 520 - 700 West Pender Street
Vancouver, B.C.
Canada V6C 1G8
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F  ☒   Form 40F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________.

SUBMITTED HEREWITH

Exhibits

99.1	Notice Pursuant to Part 4.3 (3) of National Instrument 51-102 Continuous Disclosure Obligations

99.2	News Release dated November 10, 2004

99.3	Material Change and News Release dated November 10, 2004

99.4	News Release dated November 11, 2004

99.5	Material Change and News Release dated November 11, 2004

99.6	Interim Report for the Nine Month Period ended September 30, 2004

99.7	Management Discussion and Analysis for the Nine Month Period ended September 30, 2004

99.8	Form 52-109FT2 – Certification of Interim Filings during Transition Period for Chief Executive Officer

99.9	Form 52-109FT2 – Certification of Interim Filings during Transition Period for Chief Financial Officer

99.10	Certificate of Dissemination for the Financial Statements for the Period ended September 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Viceroy Exploration Ltd.
(Registrant)

Date: November 12, 2004	By:	/s/ Michele Jones
Michele Jones
Corporate Secretary